Soligenix, Inc.

29 Emmons Drive, Suite B-10

Princeton, NJ 08540

December 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Soligenix, Inc. Registration Statement on Form S-3 Commission File No. 333-274265

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 30, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for December 1, 2023, at 4:00 p.m. Eastern Standard Time, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours, SOLIGENIX, INC.

By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD President and Chief Executive Officer

 cc:  Driscoll R. Ugarte, P.A.

Duane Morris LLP